Exhibit 23.5
January 26, 2007
     We hereby consent to all references to WardsAuto.com and to the use of the statistical information — U.S. retail sales of class 8 trucks in the years 2002 and 2006 — supplied by us for the purpose of being included in the registration statement, preliminary prospectuses and prospectus relating to the initial public offering of shares of common stock of Stewart & Stevenson LLC (“Stewart & Stevenson”). We further advise that our role has been limited to the provision of such statistical data supplied by us.

WARD’S AUTOMOTIVE GROUP

By:	/s/ James W. Bush

Name: James. W. Bush
Title: Managing Director